SNIPP INTERACTIVE INC.

SNIPP ANNOUNCES THE LAUNCH OF NINE NEW PROGRAMS ACROSS

MULTIPLE INDUSTRIES AND GEOGRAPHIES

March 11th, 2015

TSX Venture Exchange

Trading Symbol: SPN

BETHESDA, MD -- Snipp Interactive Inc. (“Snipp”), an international provider of mobile marketing solutions listed on the TSX Venture Exchange (Trading Symbol: SPN), announced today the launch of nine new programs over the past month. The programs span multiple industries and markets, including two campaigns in the Middle East and six of them are with repeat clients.

Below are brief descriptions of the campaigns. For contractual and competitive reasons, Snipp does not disclose the names of some of its clients on public releases.

City and Retailer Specific Personal Care Promotion. A Fortune 500 personal and health care company (and existing Snipp client) has launched a city and retailer specific promotion for one of its portfolio brands. Consumers who purchase the brand’s Starter Kit from any of 19 participating retailer stores in the city can send in a picture of their receipt with their qualifying purchase by text message, email or web upload. Once validated on the SnippCheck receipt-processing platform, they receive a link to a redemption site for a $2 print-at-home coupon fulfilled through the clients preferred coupon vendor. See more here: http://bit.ly/1zKePtg

CPG Monthly Sweepstakes. An American multinational manufacturer and marketer of consumer cleaning products (also a Fortune 500 company and a repeat Snipp client) is running a monthly $1,000 sweepstakes for one of its leading brands on the SnippCheck platform. Consumers get one entry by registering at the brand site and earn additional entries by buying any two of the brand products and submitting their qualifying purchase receipts through the SnippCheck processing solution. See more here: http://bit.ly/1vP7U2G

Honda Augmented Reality (AR) Campaign. Alghanim Motors, the sole distributor for Honda products in Kuwait, is launching the new 2015 CRV and leveraging Snipp’s Augmented Reality capabilities to educate customers on its new features and highlight their launch advertisement in digital media. Snipp has created an interactive, immersive Augmented Reality campaign with multiple triggers showcasing different aspects of the car including the animation of the engine, a virtual journey of all the new features, and an in-page launch video. In addition Snipp has added a “WIN an iPhone6” promotion into the experience to incentivize people to sign up for test-drives. This is Snipp’s second Augmented Reality campaign with a mainstream auto brand in the Middle East. See more here http://bit.ly/17aMVM0

Heya Healthy Eating Campaign. Health Empowerment Youth Association (Heya) in Kuwait is leveraging Snipp to promote healthy eating to overcome and prevent childhood obesity in Kuwait and the Middle East. Snipp has developed an Augmented Reality app game, targeted at kids between the ages of 4 and 9, where the user catches as many vegetables running around the room as possible. Double points are awarded if the user is playing the game at specific locations around Kuwait, encouraging people to leave the house. This project has been done in collaboration with SAHA Institute, the US embassy, MEPI and TBWA in Kuwait. The app “Heya Kuwait” is available for download in the app store and play store. See more here: http://bit.ly/1v4VYc9

Quick Service Restaurant Movie Offer. One of the largest quick service restaurant chains in the world is running a promotion in partnership with a leading movie ticketing company on the SnippCheck platform. Consumers that purchase four meals and a drink at the restaurant can text in their purchase receipt to receive a free $10 movie reward. The promotion is part of a 12-month sales agreement signed between Snipp Interactive Inc. and the movie ticketing and promotions company.

Mobile Loyalty Platform Integration. A leading digital advertising innovation and mobile loyalty company has launched its third offer on the Snipp platform for a food spread brand. Ads displayed across the company’s network direct consumers to a Snipp-enabled promotional microsite. Consumers who purchase the qualifying products from any retailer can snap and upload their qualifying receipts through the microsite. SnippCheck validates the receipts and once validated, the consumer is rewarded with loyalty points. The SnippCheck platform enables the ad network’s clients to “close the loop” on their marketing by using online awareness to drive into in-store sales. See more here: http://bit.ly/18ggoEn

On-Pack Promotion Sweepstakes For Men’s Care Brand. One of the world’s largest consumer product goods companies is leveraging SnippCheck for a national sweepstakes promotion for one of its men’s care brands. The offer is being advertised through on-pack stickers at a leading retailer nationwide. Consumers who purchase any of the qualifying products can submit a picture of their receipt via a widget on a special promotion website for an entry into a sweepstakes. Registration on the promotion site also triggers an automatic email with a ringtone. SnippCheck is validating all receipts for this promotion, while the Snipp partner company is handling administration, site hosting and fulfillment. See more here: http://bit.ly/1GGvv68

Retailer-Specific e-Giftcard Sweepstakes. Also launched recently is a campaign for an existing Snipp client, a leading coupon marketing company. Consumers who purchase of one of the products featured in the booklet at the retailer can submit a photo of their qualifying purchase receipt by email to be entered into the sweepstakes. Post validation of their receipt by SnippCheck they are entered for a chance to win one of the 16 retailer e-Gift cards. See more here: http://bit.ly/1NDMeMa

Selfie Promotion for Chocolate Candy Brand. In a unique application of SnippCheck, a popular chocolate candy brand is leveraging the platform to validate “selfies” submitted by consumers. The promotion is in partnership with a leading movie ticketing company and is restricted to purchases made at a national chain of convenience stores. Consumers who purchase qualifying products must take a selfie showing themselves, the products purchased and the in-store promotion display. The SnippCheck platform validates the images and verifies that the consumer meets the age restrictions for the promotion. Post validation, qualified consumers receive a text with a promo code they can redeem for a movie ticket.

Atul Sabharwal, CEO of Snipp, said, “These nine campaigns really underline the breadth of the suite of promotions solutions offered by Snipp and our ability to customize the platform to meet each client’s unique needs. We will continue to innovate and focus on developing game-changing solutions for our clients to help them achieve their marketing and promotions goals.”

Please visit http://home.snipp.com/clients/ for more Snipp programs and to view the all-new Snipp website

About Snipp:

Snipp’s technology platform enables brands to drive customer engagement and purchase. Our solutions include loyalty, rebates, receipt processing, promotions, and data analytics. We provide our clients with a full spectrum of services including creative, program conceptualization, technology, legal, rewards provisioning, fulfillment and reporting. We have created hundreds of cutting-edge programs for Fortune 500 brands and world-class agencies.

Snipp is headquartered in Washington DC, with offices across the United States, Canada, Ireland, the Middle East and India. We are a publicly listed company and were selected to the TSX Venture 50® for 2015, a collection of the strongest companies on the TSX Venture Exchange.

FOR FURTHER INFORMATION PLEASE CONTACT:

Press Inquiries:

Atul Sabharwal

CEO

415-595-7151

atul@snipp.com

Investor Relations:

Jaisun Garcha

CFO

1-888-99-SNIPP

investors@snipp.com

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